Exhibit 3.3

CERTIFICATE OF DESIGNATION

SERIES A CONVERTIBLE PERPETUAL PREFERRED STOCK

OF

SUNCRETE, INC.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

SUNCRETE, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors, on April 8, 2026, duly adopted the following resolution creating a series of Preferred Stock of the Corporation designated as “Series A Preferred Stock”:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Certificate of Incorporation, a series of Preferred Stock, par value $0.0001 per share, of the Corporation be and hereby is created, and that the designation and number of shares, and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series, and the qualifications, limitations and restrictions thereof, are as follows:

1.             Designation, Amount and Par Value. The series of Preferred Stock shall be designated as Series A Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”), and the number of shares so designated shall be 26,000 shares. Each share of Series A Preferred Stock shall have a par value of $0.0001 per share.

2.             Definitions.

As used herein, the following terms shall have the following meanings:

(a)             “Board of Directors” means the Board of Directors of the Corporation.

(b)             “Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or required by law to close.

(c)             “Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Corporation, as amended from time to time.

(d)             “Common Stock” means the Class A common stock, par value $0.0001 per share, of the Corporation.

(e)             “Conversion Date” means the date on which a Holder delivers a Conversion Notice to the Corporation or the Transfer Agent.

(f)             “Conversion Notice” has the meaning set forth in Section 8(b).

(g)             “Conversion Price” means the greater of (i) the Floor Price and (ii) the VWAP for the five (5) consecutive Trading Days ending on and including the Trading Day immediately preceding the Conversion Date.

(h)             “Conversion Rate” means, with respect to each share of Series A Preferred Stock, the quotient of (i) the Stated Value of such share as of the Conversion Date divided by (ii) the Conversion Price.

(i)              “Corporation” means Suncrete, Inc., a Delaware corporation.

(j)              “Credit Agreement” means that certain Credit Agreement dated as of July 29, 2024, among the Corporation’s subsidiaries, the lenders party thereto, and Bank of America, N.A., as administrative agent, as amended, restated, supplemented or otherwise modified, refinanced, or replaced from time to time.

(k)             “Dividend Payment Date” means, with respect to each Dividend Period, on or before the tenth (10th) day following the required delivery date of the Corporation’s quarterly compliance certificate as required by its lenders under the Credit Agreement or, if no such delivery is required, the last day of each calendar quarter.

(l)              “Dividend Period” means each calendar quarter (or portion thereof) during which Series A Preferred Stock is outstanding.

(m)            “Dividend Rate” means initially nine percent (9%) per annum, subject to increase per Section 4(d).

(n)             “Floor Price” means $18.00 per share of Common Stock, subject to equitable adjustment for stock splits, combinations and similar events.

(o)             “Holder” means a holder of record of shares of Series A Preferred Stock.

(p)             “Junior Stock” means the Common Stock, the Class B common stock, par value $0.0001 per share, of the Corporation and any other class or series of stock of the Corporation that ranks junior to the Series A Preferred Stock as to dividend rights and rights upon the liquidation, winding up and dissolution of the Corporation.

(q)             “Liquidation” has the meaning set forth in Section 5(a).

(r)             “Liquidation Preference” means, with respect to each share of Series A Preferred Stock, the Stated Value thereof plus all accrued and unpaid dividends thereon.

(s)             “Management Agreement” means that certain Management and Consulting Agreement, dated as of July 29, 2024, by and among the Corporation (as successor to Concrete Partners Holding, LLC) and Dothan Concrete Investments Management, LLC, a Texas limited liability company, as the same has been or may be amended, restated, supplemented or otherwise modified.

(t)             “Original Issuance Date” means the date of initial issuance of shares of Series A Preferred Stock.

(u)             “Parity Stock” means any class or series of stock of the Corporation that ranks equally with the Series A Preferred Stock as to dividend rights and rights upon the liquidation, winding up and dissolution of the Corporation.

(v)             “Person” means an individual, firm, proprietorship, partnership, corporation, limited liability company, limited partnership, association, joint stock company, trust, joint venture, unincorporated organization or governmental authority.

(w)            “Preferred Equity Subordination Agreement” means a subordination agreement executed by each Holder in favor of the administrative agent under the Credit Agreement, in form and substance satisfactory to such administrative agent.

(x)             “Redemption Date” has the meaning set forth in Section 6(a).

(y)             “Redemption Notice” has the meaning set forth in Section 6(a).

(z)             “Redemption Price” has the meaning set forth in Section 6(a).

(aa)           “Seed Preferred Issuance Date” means July 29, 2024.

(bb)           “Senior Stock” means any class or series of stock of the Corporation that ranks senior to the Series A Preferred Stock as to dividend rights or rights upon the liquidation, winding up and dissolution of the Corporation.

(cc)           “Stated Value” means, with respect to each share of Series A Preferred Stock, $1000.00 per share, subject to adjustment for any stock splits, stock dividends, recapitalizations, combinations or similar transactions affecting the Series A Preferred Stock.

(dd)           “Trading Day” means any day on which (i) trading in the Common Stock generally occurs on the principal national securities exchange on which the Common Stock is then listed or admitted to trading and (ii) a VWAP is available for such day.

(ee)           “Transfer Agent” means Continental Stock Transfer & Trust Company, or any successor transfer agent appointed by the Corporation to act as transfer agent, registrar and paying agent for the Series A Preferred Stock.

(ff)            “VWAP” means, for any Trading Day, the per share volume-weighted average price of the Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “<equity> AQR” for the “ticker” corresponding to the Common Stock in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such Trading Day as determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm retained for this purpose by the Corporation).

3.             Ranking.

The Series A Preferred Stock shall rank, with respect to payment of dividends and distribution of assets upon the liquidation, winding up and dissolution of the Corporation:

(a)             senior and prior to all classes of common stock and any other Junior Stock;

(b)             on parity with any Parity Stock; and

(c)             junior to any Senior Stock and to all existing and future indebtedness of the Corporation and its subsidiaries.

4.             Dividends.

(a)             Holders of shares of Series A Preferred Stock shall be entitled to receive dividends on each outstanding share of Series A Preferred Stock, which shall accrue on a cumulative basis, whether or not declared by the Board of Directors, at an annual rate equal to the Dividend Rate multiplied by the Stated Value plus all previously accrued but unpaid dividends thereon. Such dividends shall accrue on each share of Series A Preferred Stock from the Original Issuance Date for all shares issued on the Original Issuance Date (or, if later, from the date of issuance of such share) and shall be compounded quarterly on the last day of each calendar quarter.

(b)             Dividends on the Series A Preferred Stock shall be payable quarterly on each Dividend Payment Date out of funds legally available therefor. The Corporation shall use commercially reasonable efforts to pay accrued dividends on each Dividend Payment Date. Dividends shall be cumulative and shall continue to accrue whether or not (i) there are funds of the Corporation legally available for the payment of such dividends, (ii) such dividends are declared by the Board of Directors or (iii) the Corporation has earnings. Notwithstanding the foregoing, the declaration and payment of any dividends on the Series A Preferred Stock shall be subject to the terms and conditions of the Credit Agreement and any other agreements governing indebtedness of the Corporation or its subsidiaries.

(c)             So long as any shares of Series A Preferred Stock remain outstanding, unless full cumulative dividends for all past Dividend Periods have been paid or declared and a sum sufficient for the payment thereof set aside for payment: (i) no dividend or distribution shall be declared or paid or set aside for payment on any Junior Stock (other than dividends payable solely in shares of Junior Stock); and (ii) no shares of Junior Stock or Parity Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly. If cumulative dividends for two (2) or more consecutive Dividend Periods have not been paid or declared and a sum sufficient for the payment thereof set aside for payment, then payment of the Compensation (as defined in the Management Agreement) and any other similar compensation to Consultant (as defined in the Management Agreement) or an affiliate of Dothan Concrete Investors, LLC shall be deferred (but, for the avoidance of doubt, shall still accrue) until such time as the Corporation has made a subsequent quarterly dividend payment in full, at which time the Corporation may resume paying the then-current Compensation (but not the suspended, accrued Compensation until full cumulative dividends for all past Dividend Periods have been paid or declared and a sum sufficient for the payment thereof set aside for payment).

(d)             If the aggregate Redemption Price for all outstanding shares of Series A Preferred Stock has not been paid in full before the sixth (6th) anniversary of the Seed Preferred Issuance Date, then beginning on the first day of the first calendar quarter thereafter, and on the first day of each calendar quarter following, the Dividend Rate shall increase by one-half percent (0.50%), up to a maximum annual rate of fifteen percent (15%).

5.             Liquidation.

(a)             In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a “Liquidation”), the Holders shall be entitled to receive out of the assets of the Corporation legally available for distribution to stockholders, before any payment or distribution of any assets of the Corporation shall be made or set apart for holders of any Junior Stock, an amount equal to the Liquidation Preference per share.

(b)             If upon any Liquidation the assets of the Corporation available for distribution to stockholders shall be insufficient to pay the Holders the full Liquidation Preference to which they are entitled, the Holders shall share ratably in any distribution of assets in proportion to the full respective Liquidation Preference to which they are entitled.

(c)             Neither a consolidation nor a merger of the Corporation with or into another entity, nor a sale, lease or transfer of all or substantially all of the Corporation’s assets, shall be deemed to be a Liquidation for purposes of this Section 5, unless the Holders of at least a majority of the outstanding shares of Series A Preferred Stock elect, by written notice to the Corporation at least five (5) Business Days prior to the consummation of such transaction, to have such transaction treated as a Liquidation; provided, however, that the following transactions shall not constitute a Liquidation and shall not be subject to such election by the Holders: (i) any merger, consolidation or other business combination transaction in connection with the Corporation's initial business combination with Haymaker Acquisition Corp. 4 or any of its affiliates, including any related reorganization, recapitalization or restructuring transactions; (ii) any merger, consolidation, acquisition or other business combination transaction in which the Corporation or any of its direct or indirect subsidiaries acquires equity interests, assets or businesses of any other Person (whether by merger, stock purchase, asset purchase or otherwise), provided that the Corporation or a wholly-owned subsidiary of the Corporation is the surviving entity and the holders of the Corporation's capital stock immediately prior to such transaction continue to hold, directly or indirectly, a majority of the voting power of the surviving entity immediately following such transaction; and (iii) any reorganization, recapitalization, reclassification or similar transaction involving only the Corporation and/or its wholly-owned subsidiaries in which the relative economic and voting rights of the holders of Series A Preferred Stock are preserved in all material respects.

6.             Optional Redemption.

(a)             At any time and from time to time on or after the Original Issuance Date, the Corporation may, at its option, redeem any or all of the outstanding shares of Series A Preferred Stock on a pro rata basis by paying to the Holders thereof an amount in cash equal to the Liquidation Preference per share on the date fixed for redemption (the “Redemption Price”). The Corporation shall give written notice of any redemption (the “Redemption Notice”) at least ten (10) days prior to the date fixed for redemption (the “Redemption Date”), specifying the shares to be redeemed and the Redemption Date.

(b)             In the event of any redemption pursuant to Section 6(a), the Corporation shall redeem shares of Series A Preferred Stock from Holders on a pro rata basis in proportion to the number of shares of Series A Preferred Stock held by each Holder.

(c)             Upon the payment of the full Redemption Price for any share of Series A Preferred Stock, such share shall automatically be cancelled and retired without the need for additional documentation or consideration, and the Holder thereof shall cease to be a stockholder of the Corporation with respect to such share, and shall have no further rights with respect to such share except the right to receive the Redemption Price.

(d)             The Series A Preferred Stock shall not be subject to any sinking fund or other obligation of the Corporation to redeem such shares.

(e)             Upon receipt of a Redemption Notice from the Corporation, each Holder may, at its option, elect to convert its shares of Series A Preferred Stock into Common Stock pursuant to Section 8 in lieu of having such shares redeemed for cash. Any such election must be made in accordance with the requirements of Section 8 within five (5) Business Days of receipt of the Redemption Notice and, in any event, must be received by the Corporation or the Transfer Agent no later than the Business Day prior to the Redemption Date.

7.             Voting Rights.

(a)             Except as required by applicable law or as set forth in this Section 7, the Holders of shares of Series A Preferred Stock shall not be entitled to vote on any matter submitted to a vote of stockholders of the Corporation.

(b)             So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without the prior written consent or affirmative vote of Holders holding at least a majority of the then-outstanding shares of Series A Preferred Stock: (i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation that would materially and adversely affect the rights, preferences, privileges or powers of the Series A Preferred Stock in a manner disproportionate to any effect on any other class or series of capital stock; (ii) increase or decrease the authorized number of shares of Series A Preferred Stock; (iii) create, authorize or issue any Senior Stock or Parity Stock, or any security convertible into or exercisable for shares of Senior Stock or Parity Stock, or reclassify any of the Corporation’s capital stock into Parity Stock or Senior Stock; or (iv) alter or change the rights, preferences, privileges or powers of the Series A Preferred Stock so as to adversely affect the Series A Preferred Stock.

8.             Conversion.

(a)             Subject to the terms and conditions of this Section 8, each Holder shall have the right, at such Holder’s option, at any time and from time to time on or after the Original Issuance Date, to convert all or any portion of such Holder’s shares of Series A Preferred Stock into shares of Common Stock. Upon conversion, each share of Series A Preferred Stock shall be converted into a number of shares of Common Stock equal to the Conversion Rate in effect on the Conversion Date.

(b)             To convert shares of Series A Preferred Stock, the Holder shall deliver to the Corporation or the Transfer Agent (i) a written notice (a “Conversion Notice”) stating that such Holder elects to convert shares of Series A Preferred Stock and specifying the number of shares to be converted and the name(s) in which such Holder wishes the shares of Common Stock to be issued, and (ii) if the shares of Series A Preferred Stock are represented by a certificate, such certificate (or, in the case of a lost, stolen or destroyed certificate, an affidavit of loss and an indemnity reasonably acceptable to the Corporation). The conversion shall be deemed to have been effected as of the close of business on the Conversion Date.

(c)             As promptly as practicable after the Conversion Date (and in any event within three (3) Business Days thereafter), the Corporation shall (i) issue and deliver, or cause to be issued and delivered, to the converting Holder a certificate or certificates representing the number of shares of Common Stock to which such Holder is entitled (or, if the Common Stock is held in book-entry form, register such shares in the name of the Holder or its designee in book-entry form through the facilities of DTC), and (ii) pay all accrued and unpaid dividends on the converted shares of Series A Preferred Stock through and including the Conversion Date in cash, to the extent funds are legally available therefor, or, at the Corporation’s election, in additional shares of Common Stock valued at the Conversion Price.

(d)             The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuance upon conversion of the Series A Preferred Stock, such number of shares of Common Stock as shall be issuable upon the conversion of all outstanding shares of Series A Preferred Stock. All shares of Common Stock delivered upon conversion of the Series A Preferred Stock shall be duly and validly issued, fully paid and non-assessable, free from all preemptive rights and free from all liens, charges and security interests with respect to the issuance thereof.

(e)             No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional share to which a Holder would otherwise be entitled, the Corporation shall pay to such Holder cash equal to such fraction multiplied by the Conversion Price.

(f)             The Conversion Rate shall be adjusted from time to time as follows: (i) if the Corporation (A) pays a dividend or makes a distribution on its Common Stock in shares of Common Stock, (B) subdivides or splits its outstanding Common Stock into a greater number of shares, or (C) combines or reverse splits its outstanding Common Stock into a smaller number of shares, then the Conversion Rate in effect immediately prior to such event shall be adjusted so that each Holder shall be entitled to receive the number of shares of Common Stock that such Holder would have owned or been entitled to receive had such shares been converted immediately prior to the record date for such dividend or distribution or the effective date of such subdivision, split, combination or reverse split; and (ii) if any capital reorganization, reclassification of the Common Stock, consolidation or merger of the Corporation with another corporation, or sale, transfer or other disposition of all or substantially all of the Corporation's assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each Holder shall thereafter have the right to receive upon conversion of the Series A Preferred Stock the kind and amount of stock, securities, cash or other property that would have been receivable upon such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition by a holder of the number of shares of Common Stock issuable upon conversion of such Series A Preferred Stock immediately prior to such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition.

(g)             Whenever the Conversion Rate is adjusted pursuant to this Section 8, the Corporation shall promptly provide written notice thereof to each Holder, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated.

(h)             The Corporation shall pay any documentary, stamp or similar issue or transfer taxes due on the issuance of shares of Common Stock upon conversion of the Series A Preferred Stock; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that of the Holder of the converted shares, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Corporation the amount of any such tax or has established to the Corporation's satisfaction that such tax has been paid.

(i)             The Corporation shall, at least ten (10) Business Days prior to the applicable record date, provide written notice to each Holder of any record date established for (i) the declaration or payment of any dividend or distribution on the Common Stock, (ii) the effectuation of any subdivision, combination, reclassification or recapitalization of the Common Stock, or (iii) any vote of holders of Common Stock with respect to any merger, consolidation, sale of all or substantially all assets, dissolution or winding up of the Corporation. Such notice shall describe the material terms of the action proposed to be taken and shall afford the Holders a reasonable opportunity to convert their shares of Series A Preferred Stock into Common Stock prior to such record date pursuant to the terms hereof.

9.             Preemptive Rights. The Holders of Series A Preferred Stock shall not have any preemptive rights to subscribe for or purchase any additional securities of the Corporation.

10.           Maturity Date. The Series A Preferred Stock shall be perpetual and shall have no stated maturity date.

11.           Transfer Restrictions. The shares of Series A Preferred Stock may be transferred, subject to compliance with applicable securities laws and any transfer restrictions set forth in the Certificate of Incorporation, Bylaws or any agreement to which the Corporation or any Holder is a party. Each Holder, by acceptance of shares of Series A Preferred Stock, agrees to execute and deliver a Preferred Equity Subordination Agreement in favor of the administrative agent under the Credit Agreement as a condition to acquiring shares of Series A Preferred Stock.

12.           Transfer Agent.

(a)             The Transfer Agent shall act as transfer agent, registrar and paying agent for the Series A Preferred Stock. The Corporation may, in its sole discretion, remove the Transfer Agent and appoint a successor transfer agent; provided that the Corporation shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal.

(b)             The Corporation and the Transfer Agent may deem and treat the record holder of any share of Series A Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

13.           Notices. All notices required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given (i) upon personal delivery to the party to be notified, (ii) when sent, if sent by email during normal business hours of the recipient, and if not sent during normal business hours, then on the next Business Day, (iii) when received, if sent by a nationally recognized overnight courier with tracking capabilities, or (iv) when received, if sent by certified or registered mail, postage prepaid, return receipt requested. Such notices must be sent (a) to the Corporation at its principal executive offices, and (b) to any Holders, at the address or email address set forth in the stock register maintained by the Transfer Agent. Each Holder shall be responsible for providing and maintaining a current address with the Transfer Agent, and the Corporation and the Transfer Agent shall be entitled to rely on the most recent address on file for purposes of delivering any notice hereunder. Failure by a Holder to provide a current address shall not affect the validity of any notice given in accordance with this Section 13.

14.           Fractional Shares. The Series A Preferred Stock may be issued in fractional shares, which fractional shares shall entitle the Holder thereof, in proportion to such Holder’s fractional share, to exercise voting rights, receive dividends, participate in distributions and have the benefit of all other rights of Holders of Series A Preferred Stock.

15.           Amendments. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived or amended on behalf of all Holders by the affirmative written consent or vote of the Holders of at least a majority of the then-outstanding shares of Series A Preferred Stock.

16.           Governing Law. This Certificate of Designation and the rights and obligations of the Holders set forth herein shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of law principles thereof.

17.           Withholding. The Corporation and its paying agent shall be entitled to withhold taxes on all payments on the Series A Preferred Stock or Common Stock or other securities issued upon conversion of the Series A Preferred Stock in each case to the extent required by applicable law; provided that to the extent that the Holders of Series A Preferred Stock have previously delivered an appropriate IRS Form W-8 or W-9 to the Corporation establishing an exemption for U.S. federal withholding (including backup withholding), the Corporation shall not be permitted to withhold unless the Corporation has provided such a Holder advance written notice of its intent to withhold at least five (5) days prior to the payment of the amount subject to withholding, and has given such a Holder a reasonable opportunity to provide any form or certificate available to reduce or eliminate such withholding. Within a reasonable amount of time after making such withholding payment, the Corporation shall furnish the applicable Holder with copies of any tax certificate, receipt or other documentation reasonably acceptable to the Holder evidencing such payment.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be executed and acknowledged this 8th day of April, 2026.

SUNCRETE, INC.

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Vice President

[Signature Page to Suncrete, Inc. Certificate of Designation]